This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

October 25, 2006

Item 3.

Press Release

Issued on October 25, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Canadian Minerals Inc. announces that it is completing an initial eight-hole drilling program on the Elkhorn Uranium project in Wyoming.  The property hosts three historic open pit uranium mines and received extensive exploration drilling.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 25th day of October 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, October 25, 2006

Contact:

Investor Relations

(No.2006-10-28)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Drills Elkhorn Uranium Project and Retains SRK for Resources Evaluation, Wyoming, USA

Vancouver, British Columbia – October 25, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”)  is pleased to announce that it is completing an initial eight-hole drilling program on the Elkhorn Uranium project in Wyoming.  The property hosts three historic open pit uranium mines and received extensive exploration drilling.  Historic reports from Federal Resources indicate over 250 drill holes have been completed in the Busfield area, which identified 443,992 pounds of U3O8 at grades ranging from 0.08% - 0.22% U3O8.  Uranium mineralization at Elkhorn occurs along a northeast trending stratigraphic zone that extends over 12 miles.  Uranium mineralization has been identified in three specific areas along the trend.  Drilling will test uranium mineralization in the central portion of this trend, where uranium was mined at the historic Busfield Mine.  Northern Canadian is evaluating the known resources that were identified previously, and is also conducting exploration on extensions and new targets on the project. Uranium mineralization is hosted in Cretaceous sandstones and is generally less than 20 m below the surface. The current drilling program is intended to provide baseline data that will assist with the evaluation of the historic uranium resource.  The Company has retained SRK Consulting of Lakewood Colorado to complete a NI 43-101 Assessment report.  This report will include an evaluation of the historic resources identified on the property and a NI 43-101 compliant resource.  The drilling program will be completed by the November 7th, and the NI 43-101 Resource Assessment will be completed in December 2006.    Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially

Three uranium mines are in production in Wyoming, which employ “in-situ leach” recovery processes to recover similar uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.    Wyoming has been the leading producer of uranium in the U.S. since 1995.  Since 1991, all uranium production in Wyoming has been from low-cost, in-situ leach (ISL) extraction.  The presence of modern, production facilities currently operating in Wyoming, confirms that Wyoming is an excellent location for the discovery and development of new deposits.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  NCA is a pure uranium company, with a pipe-line of projects, ranging from resource definition state, to grassroots exploration programs.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-

Exploration), a geologist with over 28 years of exploration experience.  NCA is exploring six projects in Wyoming, and three projects in South Dakota, USA.  Permitting and planning is in progress for the Company’s upcoming winter drilling program at the CBE Project, located 8 km along trend from Cameco’s  Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan.  The Company has two additional uranium properties located on the north side of the Athabasca Basin, and three uranium properties in southwest Nevada and the Company has recently acquired Prospecting Permits covering 80,000 km2 in Mali, West Africa and evaluation is in progress there.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. The potential quantity and grade of the above described uranium deposits is based upon historic drilling records obtained from the Federal Resources reports housed at the University of Utah Library and mining company archives and are not compliant with National Instrument 43-101.  The estimate of the potential quantity and grade of the mineralization is conceptual in nature because insufficient exploration to define a mineral resource has occurred on the properties. It is uncertain if further exploration will result in discovery of mineral resource on the property.   Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President